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                             September 20, 2021

       Brian Doxtator
       Chief Executive Officer
       Commonwealth Thoroughbreds LLC
       1450 North Broadway
       Lexington, Kentucky 40505

                                                        Re: Commonwealth
Thoroughbreds LLC
                                                            Post-Qualification
Amendment No. 3 to Offering Statement on Form 1-A
                                                            Filed September 3,
2021
                                                            File No. 024-11130

       Dear Mr. Doxtator:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

       General

   1. Your disclosure appears to suggest that sales of your Series OL2018 did not commence within two calendar
days of that series' qualification date of March 30, 2020. In this regard, we note your
disclosure on page 69 that "the commencement of the Series OL2018 offering [was] on May
1, 2020." To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the
offering of each series you qualify within two calendar days of qualification.
Commencing the offering of some of the qualified series while delaying the offering of others
results in an impermissible delayed offering of the delayed series under
                                                        Rule 251(d)(3)(i)(F).
Please confirm that you will commence the offering of each series you qualify within two
calendar days of qualification.
 Brian Doxtator
FirstName LastNameBrian   Doxtator
Commonwealth   Thoroughbreds LLC
Comapany 20,
September NameCommonwealth
              2021             Thoroughbreds LLC
September
Page 2    20, 2021 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Taylor Beech at 202-551-4515 or Jennifer L pez-Molina at 202-551-3792
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Alan MacDonald